Invest in NYCE

Technology Fin Tech Real Estate Black Founder

On a mission to wipe out economic and racial inequality

THENYCE.CO NEW YORK NEW YORK


NYCE.
WE WANT TO CREATE 100K MILLIONAIRES OF COLOR.



Women and Millennials of color have inherited the worst economic conditions in history: Trillions in debt and a racial wealth gap that will take 228 years to close. We want to solve that by creating 100K Millionaires through real estate ownership.

Philip Michael Founder, NYCE @ NYCE

Why you may want to invest in us...

1. Grown from $850K in SELF-FUNDED capital to $10.2M in assets (through subsidiaries).
2. $57M in active real estate projects under development— and first project 60% complete.
3. Goal is to create 100,000+ millionaires of color by 2030 to help combat racial/economic inequality.
4. Forbes predicts $1B in NYCE AUM by 2024.
5. At $500, investors will own a piece of the company (and each building) at a $25M valuation.
6. Proprietary “Robinhood-style” NYCE app going live on App Store, Play Store in September to track investment.
7. WELL-CAPITALIZED founder team, including FC Barcelona superstar Martin Braithwaite and bestselling author Philip Michael
8. Experienced real estate development team with hundreds of projects behind them.

Why investors ❤ us

WE'VE RAISED $432,168 SINCE OUR FOUNDING



We invested in NYCE because we believe that the management team possesses character, hard work, and a great track record in this industry. Their portfolio is well thought out, the amenities, combined with the advanced esports lounges with North American Collegiate League make this a very high tech and savvy investment. Their message and want to bridge the financial gap and desire to make so many new millionaires is inspiring. We invest in character, and this is what Philip, Martin and NYCE has.

David Chen GTIF Capital Managing Partner

LEAD INVESTOR ? | INVESTING $3,000 THIS ROUND



Here's to closing that economic and racial inequality gap, a million dollars at a time!

Ijeoma Onyekere

Jesus lover. Pharmacist. Real estate Investor. Startup Investor. Foodie. Globe trotter.



I believe in what they are doing. This is a great investment and hope t produces returns.

Patrick Omodara

I am just getting into investing and would like to invest in startups and learn all I can about investing.

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Philip Michael

Founder, NYCE

Philip is an award-winning entrepreneur, author and real estate developer. He's built an eight-figure development portfolio since 2017.



Martin Braithwaite

Co-founder, NYCE

Martin Braithwaite is a professional soccer player for FC Barcelona and real estate investor. At $324M, Martin is one of the most expensive players in the world.



Dmitriy Ishimbayev

General Counsel, NYCE

Dmitriy Ishimbayev is an award-winning attorney, specializing in business, startup law, and real estate. As General Counsel of NYCE, Dmitriy helped secure development contracts and facilitated a $20M real estate fund.



Vineet Kumar

Head, Creative & Digital Strategy



Nat Remy

Head, Partnerships & Community

Seasoned sales and marketing executive with vast experience in events/media, including renowned and Black Women Talk Tech event series.

In the news

Forbes theguardian

Downloads

- Mercer Deck v1.pdf
- Temple I Deck v1.pdf

We want to create 100,000+ millionaires of color to help end the racial wealth gap.

The Average Net Worth for Black/Hispanic Millennials is 35 cents per every dollar owned by White counterparts.

Millennials of color—women in particular—have been dealt one of the worst hand in recent history, inheriting a **$923.6B wealth gap** that will take **228 years to close.**

The main driver behind this wealth inequality is the fact that Millennial minorities don't own real estate.


Homeownership Rate by Race & Ethnicity: Age 25-34
White
Black
Hispanic
Asian
50.0%
40.0%
30.0%
20.0%
VALUE
1990
1995
2000
2005
2010
2015
Source: Decemnial Cencus & American Community Survey


Racial/Gender Wealth Gap
60%-70%
Overall, women have around 60-70% of the net worth of men
6%
Black women with Bachelor's degrees have 6% of the wealth of white women.
2.5x
And black women with college degrees have 2.5x less wealth than non-blacks without HS diploma
$5.04
And black families have $5.04 net worth for every $100 held by white families

We're changing this. Invest $500 to own a piece of NYCE Companies, Inc, which has a $57 million real estate portfolio in NYC Metro and Philadelphia.

We want to help ERASE this troubling trend. According to Duke University, real estate/home ownership would narrow the racial wealth gap by 31%.

Our goal is to bring on over 100,000 Millennial moguls to co-own the real estate with us and collectively build generational wealth.


We just broke ground on a 100-BED Smart Tech Building in Philadelphia. 🙌


Mercer.
Watch later
Share
1ST AI/SMART TECH
BUILDING IN JERSEY CITY

On the operational side, our actual real estate is the sh*t. Excellent locations, phenomenal value appreciation and the newest technology.

On the money side alone, your investment is collateralized against the actual real estate projects—stuff you can *see* and *feel*. Not just an idea, based on trends.


"A COLLEGE STUDENT'S WET DREAM."
FORBES
"FIRST JERSEY CITY HIGH RISE OWNED BY MILLENNIALS OF COLOR."
FORBES
"THE FIRST SMART HOME BUILDING IN JERSEY WITH "BILLIONAIRE'S ROW AMENITIES."
FORBES
"MATCH.COM FOR ROOMMATES."
NEW YORK TIMES

At the current growth rate, we hope to clear $100M in net asset value in the next 18-24 months. But more importantly than all that.

We have ACTUAL real value, not projections or wacky valuations based on trends.

> "The **mission for Michael** is to create a **$1bn millennial-owned** real estate **community by 2025**, and with business remaining on an upward curve, **he's well on target to achieve that aim.**"
>
> —
>
> **FORBES, FEB. 2020**

Since launching in Nov. 2017 with $850K, our portfolio has grown to $10.2M—all from seed capital, without financing.



We've seen triple-digit growth in the past three years. This year we're on track for $57M in real estate owned.
Projected 2022 Net Value: $100M
$57M
$10.2M
$850K
Projected Net Value
VALUE
$100M
$60M
$10M
$850k
$79
2014
2015
2016
2017
2018
2019
2020
2021
2022
YEAR

Once built, our AI-powered developments have a projected $57M value. And that doesn't include future deals.



Milestones & Use of Funds
Milestones:
Q1
• Begin construction TEMPLE and MERCER
• Launch Reg. CF
• Close Series A round
Q2
• Begin VR TEMPLE marketing campaign
• Launch roommate-finder app partnership
• 5000 partners/MOGULS in our network
Q3
• Rent out 50% of units TEMPLE
• Finish architectural plans on TEMPLE II
• 7500 MOGULS
Q4
• Complete construction on TEMPLE
• Rent out 50% of MERCER
• 10,000 MOGULS
25%
Operations
15%
Payroll
$100M
Use of Funds
30%
Marketing
30%
Tech/Product



18-Month Roadmap to $100M Valuation
$1.07M
$10.2M
$57M
$100M
$250M?
Reg. CF offering
Limited offering at a discount to Series A (and Reg. A) valuation.
Existing assets, pre-construction
The underlying value of the land, as is, with no external financing, investments or debt.
Develop existing buildings
All owned, non-recourse financing secured at 2.5%-4%
New acquisitions
Profits from existing buildings will be rolled over into new acquisitions.
100,000 partners
With 100K partners, at $50M, we can acquire $250M worth of real estate, using the 20% down payment model.

OUR TEAM

Our team consists of award-winning entrepreneurs, a Forbes 30 under 30 alum, and an all-star advisory board with billions in real estate owned and developed.


Our team includes:
Philip Michael
Founder, NYCE
Martin Braithwaite
Co-founder, NYCE
Dmitriy Ishimbayev
General Counsel
DESIGNBLENDZ
Michael Hallett
Project Manager/Builder
Eugene Paolino
Land Use & Zoning Attorney
Designblendz
Architect

PRESS


Forbes
JydskeVestkysten
The Guardian
Forbes
crunchbase news
New Barcelona Signing Martin Braithwaite And His Uncle Just Broke Ground On Smart Home Project In Philadelphia
Braithwaite enters the real esta
Forbes
The Guardian
crunchbase


BLACK ENTERPRISE
BØRSEN.
Forbes
BUSINESS INSIDER
BiggerPockets
A MISSION TO INVEST IN 1,000 FOUNDERS OF COLOR BY 2020
BØRSEN. LØRDAG
How To Break Into Real Estate Investing As A Solopreneur
Barcelona controversially signed a 28-year-old Danish forward for $19 million, and promptly slapped him with a $324 million release clause
#BlackLivesMatter: Violence Isn't the Answer —THIS Is...
BLACK. LIVES. MATTER.
BLACK ENTERPRISE
Forbes
BiggerPockets

Why equity crowdfunding?!?

Very simple. In order to own assets like these, high-profiled startups and more, you have to be what's called an "accredited investor."

TRANSLATION: You must be worth $1 million or make $200k a year. The average Millennial is worth $8,000 on average.

Because of the JOBS Act and Wefunder, we can OPEN UP access to real estate ownership, right here on these pages.

And it will allow us to fulfill our mission to create 100,000+ millionaires of color by 2030.

"OK, sounds good, I'm with the mission...but how do I make money here?"

Excellent question. For the first $1.07M ($50M total offering), you get in at a $25M valuation cap—well below the $57M value of our active projects. ▯

The first $250K of this offering will receive a 20% discount on the SAFE. We also intend to offer each investor an 8% annual return, compounded every year.

By Q3 of this year, we will release an app where you can track your investment + invest in more individual properties.


NYCE. app
NYCE.
Build your real estate portfolio for $500.
Invest in NYCE.
$100
NYCE.
Temple I TMPL
$1500
You own 3 shares.
NYCE.
Your portfolio is up 1.35% today.

In other words, at just $500, you'll have the opportunity to own a piece of both past, present AND future buildings—and the technology.

Here's how a $10,000 will look in five years with a hypothetical 8% annual return; your initial $10,000—at an 8% annual return—would appreciate to nearly $16,000.

YOUR RETURNS

PROJECTED **RETURNS**
$10K INVESTMENT

$10K INVESTMENT VALUE			
YEAR	INITIAL VALUE	RETURNS	TOTAL VALUE
2020	$10,000	$800	$10,800
2021	$10,800	$864	$11,664
2022	$11,664	$933.12	$12,597.12
2023	$12,597.12	$1,007.76	$13,604.88
2024	$13,604.88	$1,088.39	$14,693.27
2025	$14,693.27	$1,175.46	$15,868.73

Disclaimer: The projections are forward-looking in nature. Historical performance are not guarantees of future performance.


$10K
INVESTMENT
8%
RETURNS
$16,000
$12,000
$8,000
$4,000
VALUE
$10,000
$10,800
$11,664
$12,597.12
$14,693.27
2020
2021
2022
2023
2024
2025
YEAR
Disclaimer: The projections are forward-looking in nature. Historical performance are not guarantees of future performance.

And that's without the proprietary technology NOR the increased value of the building factored in.

A Community of Generational Wealth-Builders (vs. "debt-riddled consumers...")

Yes, the real estate is great. But you're really investing in a *mission*.

By teaming up with 100K—or more—investors, we have created a new group of wealth-builders vs. spenders—and that's how we put a dent in the US wealth gap.

By joining us in our mission, YOU have actively made a decision to put a stop to this widening wealth gap. You've made a decision to create the foundation for generational wealth.

So come join us. And let's do some epic ish. ▯



Investor Q&A

– COLLAPSE ALL

What does your company do?

We own, develop and operate tech-powered apartment buildings in NYC Metro, Philadelphia and Washington DC. Our current projects include the first smart tech building in Jersey City, an AI-powered co-living building by Temple University, and the first minority-owned high rise in Jersey City.

Where will your company be in 5 years?

Our mission is to partner with 100K Millennial investors to collectively own $1B of real estate. Based on our current traction, we hope (but cannot guarantee) to pass $100M valuation in the next 12 months. Investors in the round will purchase a SAFE, which gives them the potential to own equity in NYCE Companies, Inc., which owns the subsidiaries purchasing the buildings—as well as the proprietary technology used to manage them.

Why did you choose this idea?

Women and Millennials of color have inherited the worst economic conditions in history: Trillions in debt and a racial wealth gap that will take 228 years to close. We want to solve that by creating 100K Millionaires through real estate ownership.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

We believe real estate, in of itself, is always a great idea for wealth accumulation. However, we want to take action when it comes to "the wealth gap" and economic problems millennials face. We've put up our own money, grown the business successfully and later secured additional financial backing. Now we're in a position to scale while also providing access and opportunities for others.

How far along are you? What's your biggest obstacle?

The current cycle of real estate owned by the subsidiaries of NYCE Companies, Inc. is worth $57M once completed. By teaming up with 100K partners (at $500 apiece), we believe we can scale up to $125M in net asset value—not including the existing portfolio.

Who competes with you? What do you understand that they don't?

Our competition are older landlords who have been around a long time. Because real estate is such a robust and trusted asset class, there's been very little innovation—thus creating the friction points. We're the exact audience we build for: Gen Y/Z, born in a digital era with different needs.

How will you make money?

We make money from rent, various fees, asset appreciation and liquidity events. We also have lower costs due to very favorable financing options.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Earthquakes. The rapture. In all seriousness, real estate is risky inherently. The biggest risks are construction, lack of rental demand, job and economic decline in the markets. This is why we focus on markets with steady fundamentals; student housing on campus of one of the largest colleges and affordable luxury in NYC.

What's unique about your product?

Our real estate is 100% tech-drive—meaning AI-powered VIP concierge, eScooter fleet, eSports amenity room, keyless/facial recognition and voice-powered amenities. From an operational standpoint, we believe we have the best financing terms in the business, securing construction financing at 2.5% interest rates—3x less than competition.

How does investing in a SAFE work?

When you invest in this round, you're investing via a SAFE. The SAFE will convert to equity when we raise our next round of equity financing, at the better term to you of either the valuation cap ($25M) or the discount rate applied to the future valuation (if you invested during the early bird period). You can read more about how a SAFE works here: https://help.wefunder.com/contract/295248-safe?from_search=43536157

How do you make 100,000 millionaires?

You're obviously not going to become a millionaire overnight by investing your $500. That said, by investing with us, we hope to provide the assets, the tools and the community to help form the pillar of what we hope is a legacy of generational wealth. In addition, by practicing group economics, you can accumulate wealth at a faster rate than you could do alone. In short, our mission is to be the catalyst that helps over 100,000 people kick off their wealth journeys by investing in asset classes they wouldn't otherwise have been able to access.

When do I see a return on my investment?

The first $1.07 million will invest at a discounted valuation cap; this is done with the intent to make sure you "make money on the buy." Real estate investments of this kind typically have a five-to-seven year holding period. Our plan is to give investors in this offering the option to cash out after three years.

If you guys have all this real estate, why do the financial say $0?

Great question. It's better to use a c-corp to sell SAFEs, so we set one up brand-new—hence the $0. The various properties all sit in their own LLCs, all of which either are—or will be—fully owned by the C-corp.

Financials

NYCE has financial statements ending March 27 2020. Our cash in hand is $0, as of February 2020. Over the three months prior, revenues averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $0/month.

At a Glance

January 8 to December 31

$0
Revenue

$0
Net Profit

$0
Short Term Debt

$0
Raised in 2020

$0
Cash on Hand

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

NYCE Companies, Inc. is not an investment company, but rather a fintech company whose affiliates own, manage and operate real estate properties. Through affiliate companies we own, develop and operate tech-powered apartment buildings in NYC Metro, Philadelphia and Washington DC. Portfolio's current projects include the first smart tech building in Jersey City, an AI-powered co-living building by Temple University, and the first minority-owned high rise in Jersey City. All investments in this campaign will go towards the operations of NYCE Companies, Inc. NYCE Companies, Inc. through its affiliates own each piece of real estate.

Milestones

NYCE Companies, Inc. was incorporated in the State of Delaware in January 2020. Since then, our affiliate companies have grown from $850K in seed capital to $10.2M in assets (through affiliate entities)—all without debt. Affiliate companies of NYCE Companies, Inc. have $57M in projects under development, featured in Forbes, Entrepreneur and BiggerPockets.

- Co-founder is a bonafide soccer star for FC Barcelona with over 500,000 followers on Instagram.

- Founded by bestselling author, award-winning entrepreneurs, and a World Cup/FC Barcelona star.

- Just began construction on 1st AI-powered smart tech building in Philadelphia, as seen in Forbes.

- C-level and all-star advisory board of award-winning real estate professionals and Forbes 30 under 30 alumni.

- NYCE zoning lawyer is behind approvals for 85% of Jersey City skyline projects.

Historical Results of Operations

Our company was organized in January 2020 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended March 27, 2020, the Company had revenues of $0.

- *Assets.* As of March 27, 2020, the Company had total assets of $0, including $0 in cash.

- *Net Income.* The Company has had net income of $0 for 2020.

- *Liabilities.* The Company's liabilities totaled $0 for 2020.

Liquidity & Capital Resources

The founders have contributed $850k in seed funding to the affiliate companies of NYCE Companies, Inc., which has been used to fund development projects thus far.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 6 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

NYCE Companies, Inc.'s cash on hand is $0 as of February 2020. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $0/month, for an average burn rate of $0 per month. Our intent is to be profitable in 12 months.

Our current revenues are from our affiliate company's one tenant. The affiliate company only has one tenant right now as it is in the process of constructing a brand-new building. Once the construction is complete, it expects to lease out the building around November 2020, at which point we expect (although cannot guarantee) that it'll generate about $140k of income annually. That'll be the first brand-new multi-unit property the affiliate company rents out. We also plan to develop and rent out another property by Summer 2021. That property is approximately 4x the size of our under-construction building, so we estimate it'll generate a lot more revenue. The affiliate company's costs to rent out are about 20% of the revenue.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin:
N/A

Gross Margin:
N/A

Return on Assets:
N/A

Earnings per Share:
$0.00

Revenue per Employee:
$0

Cash to Assets:
N/A

Revenue to Receivables:
~

Debt Ratio:
N/A

NYCE Companies Inc V1 3-27-2020.pdf

Risks

1. Investing in real estate involves risks including the potential loss of principal. A real estate portfolio is subject to risks similar to those associated with the direct ownership of real estate, as the investments are sensitive to factors such as changes to real estate values and property taxes, interest rates, cash flow of underlying real estate assets, supply and demand, and the management skill and credit worthiness of the issuer. Portfolios concentrated in real estate assets may experience price volatility and other risks associated with non-diversification.

2. Investors should make their own investigations and evaluations of the investment offered hereby. Each prospective Investor should consult its own attorneys, business advisers and tax advisers as to legal, business, tax and related matters concerning this offering, including those arising under the United States Internal Revenue Code of 1986, as amended (the "Code"). Investors should have the financial ability and willingness to accept the risks associated with an investment in the Offering.

3. Investors should bear in mind that past performance is not necessarily indicative of future results and there can be no assurance that the Company will achieve results comparable with its past performance or results comparable with the performance of other companies managed by the manager. There is no public market for the Securities and no such market is expected to develop in the future.

4

General Risks. The Offering will be subject to risks incident to the ownership of real estate, including: changes in general economic or local conditions that reduce the attractiveness of the Company's properties; fluctuation in occupancy rates, operating expenses and rental schedules; costs associated with the need to periodically repair, renovate, and re-lease space; withdrawal of residents and difficulty replacing residents; resident defaults; changes in supply or demand of competing properties in an area, such as an excess supply resulting from over-building; changes in interest rates, zoning and other governmental regulations and availability of permanent mortgage funds that may render the sale of a property difficult or unattractive; increases in maintenance, insurance and other operating costs, including real estate taxes, associated with one or more properties, which may occur as other circumstances such as market factors and competition cause a reduction in revenues from such properties; inflation; changes in tax laws and rates.

5

Zoning and Environmental Laws. Governmental zoning and land use regulations may exist or be promulgated that could have the effect of restricting or curtailing certain uses of existing structures or requiring that such structures be renovated or altered in some fashion. Such regulations could adversely affect the value of any of the Company's properties. In recent years, the value of real estate has also sometimes been adversely affected by the presence of hazardous substances or toxic waste on, under, or in the environs of the real estate. A substance (or the amount of a substance) may be considered safe at the time the real estate is purchased but later classified by law as hazardous. Under environmental laws, owners of properties have been liable for substantial expenses to remedy chemical contamination of soil and groundwater at their real estate even if the contamination predated their ownership. Although the Company will exercise reasonable efforts to assure that no real estate is acquired that gives rise to such liabilities, environmental contamination cannot always be detected through readily available means, and the possibility of such liability cannot be excluded.

6

Risk of Uninsured Losses. While the Company intends to carry customary comprehensive liability and casualty insurance, certain disaster insurance (such as earthquake, wind and flood insurance) may not be available or may be available only at prohibitive cost. In addition, losses may exceed insurance policy limits, and policies may contain exclusions with respect to various types of losses or other matters. Consequently, all or a portion of the Company's properties may not be covered by disaster insurance, and insurance may not cover all losses. Manager, in Manager's discretion, shall have the right to elect not to purchase certain coverages for certain risks and/or assets and elect the Company to self-insure if in Manager's discretion, it is determined that coverage cannot be obtained on commercially reasonable terms.

7 The Offering, the information thereon and the documents to which the Offering refers may contain statements that are forward looking, as defined by the Private Securities Litigation Reform Act of 1995 or within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.

These statements include, but are not limited to, discussions related to NYCE Companies, Inc.'s expectations regarding the performance of its business, liquidity and capital resources and the other non-historical statements in the discussion and analysis.

These forward-looking statements are based on management's beliefs, as well as assumptions made by, and information currently available to, management. The words "believe," "anticipate," "estimate," "expect," "intend" and similar expressions may identify forward-looking statements. Past performance is not indicative nor a guarantee of future returns.

Although management believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct and actual results may differ materially from expected results.

All forward-looking statements involve risks and uncertainties. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control.

In addition,... more

8. The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

9. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Philip Michael	CEO @ NYCE Companies, Inc.	2020
Dmitriy Ishimbayev	Attorney @ Ishimbayev Law Firm, P.C.	2020
Frede Christensen	Real Estate Developer/Investor @ DVBOF, ApS (NYCE Affiliate)	2020

Officers

OFFICER	TITLE	JOINED
Philip Michael	CEO	2020
Frede Christensen	President	2020

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Frede Christensen	3,333,333 Common Stock	33.3%
Philip Michael	3,333,333 Common Stock	33.3%
Martin Braithwaite	3,333,333 Common Stock	33.3%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
	$363,065	SAFE

Outstanding Debts

None.

Related Party Transactions

Philip Michael - Director and Officer; Frede Christensen - Director and Officer: Dmitriy Ishimbayev - Board Member

Use of Funds

$100,000	72.5% Marketing (digital ads, social media, influencer campaigns, PR, VR marketing) 20% Business Operations (office costs, salaries, legal fees, etc.) 7.5% Wefunder intermediary fee
$1,070,000	22.5% Marketing (digital ads, social media, influencer campaigns, PR, VR marketing) 30% Technology (building out our platform, developer salaries) 10% Property Management 30% Business Operations (office costs, salaries, legal fees, etc.) 7.5% Wefunder intermediary fee

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	10,000,000	10,000,000	Yes

The Funding Portal

NYCE is conducting a Regulation Crowdfunding offering via Wefunder Portal LLC. CRD Number: #283503.

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.